UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           Champps Entertainment Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    158787101
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

January 11, 2007 (Date of Event which Requires Filing of this Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D

CUSIP NO. 158787101

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES                18,886 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            18,886 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          --------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           18,886 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.14%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA


                                  SCHEDULE 13D

CUSIP NO. 158787101

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                               (b)[ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               434,937 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            434,937 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                            -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             434,937 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.33%

                          14 TYPE OF REPORTING PERSON*
                                     PN, BD


                                  SCHEDULE 13D

CUSIP NO. 158787101

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               113,387 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            113,387 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          113,387 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.87%

14 TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO.

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               159,257 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            159,257 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           159,257 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.22%

14 TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP NO. 158787101

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               116,073 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            116,073 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           116,073 Shares of Common Stock
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.88%

14 TYPE OF REPORTING PERSON*
         CO


Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of 10375 Park Meadows Drive, Suite 560, Littleton, CO., 80124.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman
N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC, LMF, LOF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC, LMF, LOF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb had previously issued a press release stating its opinions about the Issuer's financial and managerial posture. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the
Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Common Stock, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing its intention partially or entirely with respect to any and all matters referred to in Item 4. As of the date below, Loeb sent the following letter to the Board of Directors of the Issuer regarding the intent to sell the assets of the Issuer.

January  12, 2007

Champps Entertainment, Inc.
10375 Park Meadows Drive
Littleton, CO  80124

Attention:  Board of Directors

Loeb Partners Corporation and affiliates own approximately 6.4% of Champps Entertainment, Inc. We are currently buying shares of Champps, and we reserve the right to buy or sell shares of Champps now or in the future.

We have read the publicly available information regarding your recently announced Letter of Intent to sell substantially all of the assets of the company to an entity to be formed by Kinderhook Industries, LLC, Michael P. O'Donnell and David D. Womack. We are prepared to assume that management and the Board of Directors' Special Committee have acted in good faith in pursuing this restructuring, yet the unusual nature of the announcement and the restructuring leave us with more questions than answers.

We believe that shareholders are entitled to answers to the following questions:

1) When was the Special Committee formed by the Board, who are the members of the Special Committee, and what is the Special Committee's Board-approved mandate (please provide shareholders with the written language of the Special Committee's mandate)?

2) Has the board definitively determined that now is the right time to sell all or substantially all of the company's assets?

3) Before approving this Letter of Intent contemplating an asset sale to company insiders, did the Special Committee oversee a proper two-phase auction process seeking to maximize shareholder value by selling the company to the highest bidder?

4) If the answer to the previous question is negative, then does the solicitation period stipulated by the Letter of Intent allow sufficient time for a proper two-phase auction to be conducted by the company's bankers (it is common knowledge that a properly run two-phase auction may take many months)?

5) What is the reason for accepting a $2,000,000 break-up fee for a transaction that is worth less to Champps shareholders than the market price of the stock on the day before the announcement, particularly given that due diligence is more seamless and less expensive when insiders are a part of the buying group?

6) Has there been a deterioration in Champps' business that shareholders are not aware of that would cause the Special Committee to accept a below-market offer for the company's assets?

7) If the abovementioned deterioration has taken place, why have Champps shareholders not been informed?

8) Who will manage the newly formed cash shell venture capital vehicle?

9) Does the management team of the to-be formed cash shell venture capital vehicle have a particular acquisition in mind, and if so can the management team please explain this acquisition so that shareholders have sufficient time to analyze a potential transaction?

10) Is it currently contemplated that the company's largest shareholder, Atticus Capital, LLC, will "roll" their equity into the investment entity to be formed by Kinderhook Industries and company insiders, or will otherwise have an interest in the newly formed private company, and if so, will all Champps shareholders be given this opportunity?

We would appreciate it if Champps' Board of Directors would make the answers to these questions public by Friday, January 19th so that shareholders can understand why the company's Special Committee has approved a below-market offer to turn our publicly-traded company into a cash shell venture capital vehicle about which we have no pertinent information. Further, Loeb Partners Corporation would like to request a meeting, whether telephonic or in person, with Champps' entire Board of Directors so that we can express our views on this new matter after the company has answered the above questions. We request this meeting by Friday, January 26th. Thank you in advance for your attention to this letter.

Sincerely,

Gideon King
Loeb Partners Corporation

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of January 11, 2007.

                                    Shares of Common Stock

Loeb Arbitrage Fund                         434,937
Loeb Partners Corporation                    18,886
Loeb Offshore Fund Ltd.                     113,387
Loeb Marathon Fund LP                       159,257
Loeb Marathon Offshore Fund Ltd.            116,073
                                            --------
                                            842,540

The total shares of Common Stock constitutes 6.44% the 13,077,994 outstanding shares of Common Stock as reported by the issuer.

(b) See paragraph (a) above.

(c)The  following  purchases  of Common  Stock have been made in the last sixty
(60) days by the following:
                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.
                              11-13-06        554               6.57
                              11-13-06         73               6.45
                              11-14-06       1249               6.51
                              11-16-06        590               6.50
                              11-17-06         20               6.49
                              11-20-06         58               6.43
                              11-22-06         56               6.51
                              11-22-06        143               6.51
                              11-24-06         18               6.46
                              11-27-06         71               6.56
                              11-28-06       1673               6.51
                              11-28-06         15               6.49
                              12-01-06         20               6.36
                              12-04-06         43               6.37
                              12-05-06         36               6.61
                              12-06-06        456               6.61
                              12-06-06        163               6.60
                              12-07-06          3               6.53
                              12-08-06        558               6.61
                              12-12-06         26               6.47
                              12-18-06        224               6.61
                              12-28-06        313               7.10
                              01-04-07         23               6.31
                              01-08-07         13               6.36
                              01-11-07       6210               6.51
                              01-11-07         78               6.28
                              01-11-07       1120               6.51

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund
                              11-13-06       1742               6.57
                              11-13-06      13150               6.45
                              11-14-06      29618               6.51
                              11-15-06        477               6.51
                              11-16-06      13984               6.50
                              11-17-06       8534               6.31
                              11-20-06       1382               6.43
                              11-22-06       3390               6.51
                              11-22-06       1340               6.51
                              11-24-06        421               6.46
                              11-27-06       1680               6.56
                              11-28-06        350               6.49
                              11-29-06      38776               6.51
                              12-01-06        475               6.36
                              12-04-06       1020               6.37
                              12-05-06        858               6.61
                              12-06-06      10775               6.61
                              12-07-06         79               6.53
                              12-08-06      13194               6.61
                              12-12-06        604               6.47
                              12-18-06       5282               6.61
                              01-04-07        550               6.56
                              01-08-07        541               6.31
                              01-09-07        307               6.36
                              01-11-07     143009               6.51
                              01-11-07       1806               6.28
                              01-11-07      25795               6.51

Holder                            Date     Shares      Average Price
Loeb Offshore Fund            11-13-06        397              $6.45
                              11-13-06       2996               6.57
                              11-14-06        322               6.51
                              11-14-06       6426               6.51
                              11-15-06        109               6.51
                              11-16-06       3186               6.50
                              11-17-06       1945               6.31
                              11-20-06        316               6.43
                              11-22-06        305               6.51
                              11-22-06        772               6.51
                              11-24-06         96               6.46
                              11-27-06        381               6.56
                              11-28-06       9936               6.51
                              11-28-06         82               6.49
                              12-01-06        110               6.36
                              12-04-06        237               6.41
                              12-05-06        200               6.61
                              12-06-06       2507               6.61
                              12-06-06        898               6.60
                              12-07-06         18               6.53
                              12-12-06       3070               6.61
                              12-12-06        146               6.47
                              12-18-06       1229               6.61
                              12-28-06       7352               7.10
                              01-04-07        150               6.56
                              01-08-07        141               6.31
                              01-09-07         80               6.36
                              01-11-07      37281               6.51
                              01-11-07        471               6.28
                              01-11-07       6725               6.51

Holder                            Date     Shares      Average Price
Loeb Marathon Fund LP         11-13-06       4880              $6.57
                              11-13-06       4880               6.57
                              11-14-06      11059               6.51
                              11-15-06        176               6.51
                              11-16-06       5138               6.50
                              11-17-06       3136               6.31
                              11-20-06        509               6.43
                              11-22-06       1250               6.51
                              11-24-06        155               6.46
                              11-27-06        611               6.56
                              11-28-06        127               6.49
                              11-28-06      15136               6.51
                              12-01-06        175               6.36
                              12-05-06        314               6.61
                              12-06-06       3961               6.61
                              12-06-06       1417               6.60
                              12-08-06       4846               6.61
                              12-12-06        228               6.47
                              12-18-06       1935               6.61
                              01-08-07        200               6.31
                              01-11-07      52345               6.51
                              01-11-07        662               6.28
                              01-11-07       9462               6.51

Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        11-13-06       3420              $6.57
    Fund, Ltd.                11-14-06       7752               6.51
                              11-15-06        124               6.49
                              11-16-06       3602               6.50
                              11-10-06       2199               6.29
                              11-20-06        356               6.43
                              11-22-06        875               6.51
                              11-24-06        110               6.46
                              11-27-06        429               6.56
                              11-28-06         88               6.49
                              11-28-06       9479               6.61
                              12-01-06        120               6.36
                              12-05-06        216               6.61
                              12-06-07        973               6.60
                              12-06-06       2724               6.61
                              12-08-06       3332               6.61
                              12-12-06        157               6.47
                              12-18-06       1330               6.61
                              12-28-06       3989               7.10
                              01-08-07        145               6.31
                              01-11-07      38155               6.51
                              01-11-07        483               6.28
                              01-11-07       6898               6.51



All reported transactions were effected on Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2007                           Loeb Partners Corporation


                                       By: /s/ Gideon J. King
                                               Executive Vice President

January 12, 2007                            Loeb Arbitrage Fund
                                       By: Loeb Arbitrage Management, Inc., G.P.


                                       By: /s/ Gideon J. King
                                               President

January 12, 2007                            Loeb Offshore Fund Ltd.



                                       By: /s/ Gideon J. King
                                               Director

January 12, 2007                             Loeb Marathon Fund LP
                                    By: Loeb Arbitrage Management, Inc., G.P.


                                    By: /s/ Gideon J. King
                                            President

January 12, 2007                        Loeb Marathon Offshore Fund Ltd.


                                    By: /s/ Gideon J. King
                                            Director